
July 27, 2015

Via e-mail
Maxim Temnikov
President and Chief Executive Officer
Helpful Alliance Company
700 West Hillsboro Blvd., Suite 1-100
Deerfield Beach, FL 33441

> **Re:** **Helpful Alliance Company**
> **Registration Statement on Form S-1**
> **Filed June 30, 2015**
> **File No. 333-205358**

Dear Mr. Temnikov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You appear to be registering the resale of all of your outstanding shares of common stock. In view of the size of this offering, please tell us supplementally why this does not constitute an indirect primary offering by the company. In your response, please discuss how long the selling stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities. Please see Securities Act C&DI 612.09 for more information. Alternatively, please include a fixed price for all of the shares being offered by the selling stockholders for the duration of the offering and identify the selling shareholders as underwriters.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Please revise your prospectus throughout to clearly describe what activities your company has been engaged in to date, what your current activities consist of, what your business plans are, and the associated costs and anticipated sources of funding. Please clearly distinguish between what you actually do and what you intend to do. For example, you state that you have operations in three revenue streams; however, based on disclosure in MD&A and your audited financial statements, your revenues to date appear to have consisted mainly of collecting payments on notes receivable that have been assigned to you by your affiliate Helpful Capital. Much of your Summary and Business sections are presented as though you have already been engaging in business activities, such as originating loans, acquiring projects and earning management fees, but it is unclear what your level of activity actually is. Similarly, you refer repeatedly to engaging in partnerships and joint ventures, but never state the status of these collaborations or the identity of the counterparties, and have not filed any material contracts relating to these collaborations as exhibits. These are only examples.

Outside Front Cover Page of the Prospectus

4. Please revise to clearly state that your Selling Stockholders will sell the securities that you are registering on their behalf at a fixed price before your common stock is traded on the OTC or another stock exchange, and at what fixed price they will sell their stock.

Growth Strategy and Objectives, page 4

5. In your description of Business section, please elaborate on the "growing trends" you are focused on and what "technological innovations for the industry" you will be commercializing, as well as what defines the "niche markets" that you are targeting, all as referenced on page 4.

6. You refer to "activities in home kit … revenue streams." In your description of Business section, please explain what a "home kit" is, as well as what actions, if any, your company has taken with regard to "home kits." If these are the "products" that you refer to elsewhere in this prospectus, please describe the anticipated timeframe to releasing these "products" and the associated costs of development and production. If these are not the products that you are referring to, please revise to clearly describe the nature of your anticipated products.

Risk Factors, page 8

Risk Factors Relating to Our Company, page 8

7. Please include a new risk factor to discuss the risk of potential conflicts of interest raised by the fact that both your executives and your chairman have similar positions with your affiliate. Please also reconcile your statement on page 8 that you have yet to locate a suitable project, with your description of the Ashland project on page 34.

Risk Factors Relating to Our Industry, page 10

Internal controls may be ineffective, page 10

8. Please clarify your reference to FactSet in the final sentence under this heading.

Risk Factors Relating to Our Securities, page 12

9. Please include a risk factor addressing the lack of experience that your executives have in conducting best-efforts securities offerings, as well as serving as the executives of a publicly traded American company. In addition, we note your repeated references to acquiring properties for rezoning. We note that Dr. Temnikov's real estate experience has primary been in the Russian Federation. If applicable, please also discuss management's lack of experience successfully rezoning properties.

Selling Stockholders, page 16

10. In footnote (1), please clarify the number of shares you currently have outstanding. The footnote suggests you currently have only 2,100,000 shares outstanding (16,600,000 less the 14,500,000 offered for sale by the company).

11. Please revise to disclose the material relationships that each selling security holder, including your executives and chairman, has had with your affiliates within the past three years. For example, we note that several selling stockholders have the same last name as your Vice President, interim CFO and director Sergey Gurin. Please refer to Item 507 of Regulation S-K.

12. We note your disclosure that the selling stockholders acquired their shares in transactions exempt from registration under Section 4(a)(2) of the Securities Act. Please briefly describe the transaction or transactions in which they acquired these shares, including the dates and consideration paid.

Use of Proceeds, page 18

13. With respect to the aggregate proceeds of the offering, please revise to disclose the anticipated net proceeds from the offering assuming the sale of 25%, 50% and 75% of the shares that you are offering. Please indicate the order of priority for your uses of proceeds if substantially less than the maximum proceeds are obtained. Please refer to Instruction 1 to Item 504 of Regulation S-K.

14. Please separately indicate what portion of the proceeds of this offering you intend to use to construct homes; what portion you intend to use to extend commercial loans; and what portion you intend to use to purchase defaulted secured debt, rather than grouping all of these uses as "real estate development."

15. You state here that your engagement with Development Management Holdings LLC will be largely dependent on the amount of funds you can raise. Please describe, here and on page 34 as appropriate, what this engagement will consist of depending on various levels of funding.

16. You state that there is "no guarantee[] that Development Management Holdings LLC, or any entity associated with Interforum Holdings, Inc., will enter into an agreement with" you on terms favorable to you or at all. However, the news portion of your website indicates that you have cooperated with Interforum, repeatedly in the past year, and appear to currently be party to multiple agreements with Interforum. If material, please revise, in your Business section and elsewhere as appropriate, to thoroughly discuss the nature of your relationship with Interforum, the importance of this relationship to your business, and the manner in which costs are split between you and Interforum on split projects. If you are reliant on Interforum, please include an appropriate discussion in your risk factors.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 20

17. Please revise this entire section to add specificity about your business plan and the obstacles you face in implementation. In doing so, please add reasonable detail where possible about costs, milestones, any additional financing and your plans for obtaining such additional financing. Also, if any of the revised disclosure suggests that revisions to the Prospectus Summary and Risk Factors are necessary, please make the appropriate changes.

Basis of Presentation, page 21

Revenue, page 21

18. Please clarify your reference to deriving revenue from "K-1 equity distribution[s]."

19. We note your disclosure stating that a significant majority of your revenue has been derived from your real-estate financing activities. Please tell us how you considered providing the disclosures required by Industry Guide 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 22

Comparison of the Three Months Ended March 31, 2015 to the Three Months Ended March 31, 2014, page 23

20. Please expand your disclosure to include a more detailed qualitative and quantitative discussion and analysis of material changes in each of your income statement line items from the prior period. This comment also applies to your results of operations disclosure for the fiscal year ended December 31, 2014. You may wish to refer to the guidance in FRC Sections 501.01, 501.04, 501.05, 501.12.b and 501.15.a.4.

21. Please clarify why acquiring 5% stakes in 228 Racine and 7820 Madison are "homebuilding activit[ies]."   Please explain what activities these LLCs are engaged in, and why your company chose to acquire these stakes. If these are the same LLCs that you refer to on page 66, please clarify whether your stake in each is 5% or 30%.

Liquidity, page 25

22. Please provide a discussion of your cash flows for the periods you discuss here, and please reconcile your statement that you generated $20.20 in cash from operations in fiscal years 2013 and 2014 with your disclosure on page 74 used cash of $134,967 and $183,096, respectively, in those years.

23. Please revise the disclosure in the second paragraph in this section to disclose how long you can continue operations with the cash you have on hand, not including the proceeds of this or any other offering or borrowings. Please ensure that disclosure throughout this section and under "Capital Resources" is consistent.

24. Please clarify the terms of your warrant and loan arrangements with AssetsTZ Holdings, and file your warrant agreement and any loan agreement as a material contract. Please also reconcile your disclosure here that the warrant is for the purchase of up to 3,750,000 shares with your statement on page 91 where you state that the warrant is for a total of 2 million shares.

25. Please tell us supplementally what activities AssetsTZ Holdings engages in as your "sponsor".   If AssetsTZ Holdings is a "promoter" within the meaning of Rule 405 of

Regulation C, include the information in your "Management" section that is required by Item 401(g) of Regulation S-K.

Capital Resources, page 25

26. Please reconcile your disclosure here that you will have $26.0 million in net offering proceeds with disclosure in your 'Use of Proceeds' section indicating that you will have $28.55 million in net proceeds. Please also explain your reference to broker-dealer commissions in light of your statement on pages 69 and 87 that Mr. Gurin will be engaging in the best efforts, self-underwritten offering on behalf of the company.

27. Please disclose your expected capital expenditures for the Ashland project. See Item 303(a)(2)(i) of Regulation S-K.

Summary of Critical Accounting Policies, page 26

Notes Receivables, page 27

28. Please expand your disclosure to describe the business purpose for your note receivables and why they were assigned to you. In addition, remove the repetitive guidance language under this heading.

Revenue Recognition, page 28

29. Please expand your disclosure to describe the term "home kit" and what it includes.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results, page 30

30. Please reconcile your statement that you did not have any commitments or contractual obligations as of March 31, 2015 with your outstanding debt securities described on page 52 and lease arrangements described on page 40. Please refer to Item 303(d) of Regulation S-K.

Business, page 30

31. The nature of your intended business activities is somewhat unclear from the disclosure that you provide. Please clarify the extent to which you intend to engage in the oversight and management of building projects for a management fee versus the acquisition of real estate that you will develop and sell for profit.

32. Please revise your disclosure to include a discussion of your purchases of the LLC units of 228 Racine LLC and 7820 Madison LLC that you disclose on pages 23 and 66, as well as any other material purchases of assets not in the ordinary course of business, as

Maxim Temnikov
Helpful Alliance Company
July 27, 2015
Page 7

called for by Item 101(h)(3) of Regulation S-K. When discussing the LLCs, please indicate when operations are expected to commence.

33. We note your statement on page 87 that two customers accounted for 10% or more of your revenue in the year ended December 31, 2014. Please discuss any material dependence on major customers. Refer to Item 101(h)(4)(vi) of Regulation S-K.

Market and Industry, page 31

34. The information that you present here is for the nation as a whole. Please revise to explain how investors should use this information, given that you are currently targeting the Chicago market.

Management, page 41

35. Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as such. Please refer to Item 401(e)(1) of Regulation S-K.

Conflicts of Interest, page 42

36. Please clarify your references here and below to a "trust account," as well as your reference on page 49 to funds held in escrow. Your Plan of Distribution section makes clear that the company has no arrangements to place subscription funds in an escrow, trust or similar account.

Security Ownership of Certain Beneficial Owners and Management, page 44

37. Please reconcile disclosures here and in the selling stockholders table to clarify whether all of the beneficial owners listed on page 45 are offering all of their shares for resale in this prospectus. Since you are registering 2.1 million common shares for resale and you have 2.1 million common shares outstanding, according to your audited balance sheet, it follows that all of your stockholders are offering all of their shares for resale. However, Mr. Hailston's 43,200 shares and Zima LLC's 875,001 shares (which are not issuable upon conversion of debt as described in footnote (5) to the table and which we therefore assume are already outstanding) are not included in the selling stockholders table.

Plan of Distribution, page 45

Shares of Common Stock being sold by the Selling Stockholders, page 46

38. You state in the third from last sentence of the first full paragraph on page 47 that the selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to them. As all of the shares being offered by the selling stockholders are

already outstanding, it appears that this language, as well as the language on page 47 that the selling stockholders "will acquire" the securities offered in this prospectus, is in error. Please revise.

Certain Relationships and Related Party Transactions, page 48

39. Please note that per Item 404(d)(1) of Regulation S-K, you must disclose all transactions with affiliates in excess of $20,995, which is 1% of your average total assets in the last two fiscal years based on your audited financial statements. Please revise to include discussions of the payments that you have made on behalf of affiliates, as disclosed on pages 68 and 86; the amounts due from affiliates, disclosed on page 84; and the assignments of promissory notes from Helpful Capital Group, disclosed on page 81. Please also note that you must disclose anything of value that you received from or owe to your founders, albeit indirectly through an affiliate. Please refer to Item 404(c)(1) of Regulation S-K.

Capitalization – Related Parties, page 48

40. Please clarify your references here and on page 49 to redeeming common stock from your shareholders.

Financial Statements for Fiscal Quarter Ended March 31, 2015

General

41. Please note the updating requirements in Rule 8-08 of Regulation S-X.

Statements of Cash Flows, page 59

42. Please tell us how you determined to present payments of notes receivable as cash flows from financing activities rather than as cash flows from operating or investing activities, given these items appear to pertain to your primary business operations. Refer to the guidance in ASC 230-10-45-10 through 23.

43. Please confirm whether you transferred cash to obtain the notes receivable or if the notes were assigned to you in a non-cash transaction.

Note 1- Organization and Nature of Operations, page 60

44. We note your disclosure stating that you are a real-estate developer with activities in three revenue streams: homebuilding, home kits, and financial assistance. However, your disclosure on page 4, and elsewhere in your filing, indicates your three revenue streams are construction, business development, and financing. Please use consistent terminology throughout your filing.

Note 4- Notes Receivable, page 64

45. We note that two of your note receivables are in default. Please tell us and disclose how you determined their realizability in accordance with ASC 310-10-35. Your disclosure should include, but not necessarily be limited to, details about the borrower's ability to repay, the history and status of the underlying real estate project, the age and basis of collateral appraisals, and whether independent appraisals were obtained to support the carrying values.

46. Please disclose the extent to which any of your notes receivables and investments involve individuals who are affiliated with your shareholders.

Note 7- Investments, page 66

47. We note your disclosure stating that you have made cash investments aggregating $415,000 in two LLC's which as of March 31, 2015 had no operations. Please tell us and disclose how you determined their realizability in accordance with ASC 320-10-35-17 through 29, as applicable.

Note 13- Stockholders' Equity (Deficit), page 68

48. Please tell us why you have not disclosed the 8,206,250 issued and outstanding shares of Series-X common stock as common stock equivalents on page 63 and included them in your calculation of EPS in accordance with ASC 260-10-45.

Recent Sales of Unregistered Securities, page 91

49. Please revise to include a discussion of your issuance of unregistered securities in conjunction with your acquisition of HAC Patent, as well as your apparent private placement of 1.6 million shares of Series-X Common Stock with Fay Katz during the first quarter of 2015.

Undertakings, page 93

50. Please include the undertakings found in Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner at (202)551-3744 or Al Pavot at (202)551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

CC: Andrea Cataneo (*via e-mail*)
      Sichenzia Ross Friedman Ference LLP